Exhibit 4

DESCRIPTION OF THE COMPANY'S SECURITIES REGISTERED PURSUANT TO

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the common stock, $1.00 par value per share, of Hawthorn Bancshares, Inc., a Missouri corporation (the "Company"), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934.  This description does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's (i) restated articles of incorporation ("Articles of Incorporation"), and (ii) amended and restated by-laws ("Bylaws").  Copies of the Articles of Incorporation and Bylaws have been filed with the Securities and Exchange Commission (the "SEC") and are included among the exhibits to the Company's Annual Report on Form 10-K.

General

The total number of shares of capital stock which the Company has authority to issue is 16,000,000 shares, consisting of 15,000,000 shares of Common Stock, par value $1.00 per share (the "Common Stock"), and 1,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock").  As of March 11, 2020, the Company had 6,255,614 shares of Common Stock issued and outstanding, and no shares of Preferred Stock issued and outstanding.

Preferred Stock

The Board of Directors is expressly authorized to provide for the issuance of all or any shares of the Preferred Stock in one or more series, and to provide for the issuance of, or a change in the number of, shares of any series of Preferred Stock and to establish or change the number of shares to be included in any such series and to fix the voting powers and the designations, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, relating to the shares of each such series, all as may be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such series.

Common Stock

Voting Rights. Except as otherwise provided in the Articles of Incorporation (including any amendments to, restatements of or designations regarding any series or class of Preferred Stock) or by applicable law, only the holders of Common Stock shall be entitled to vote on each matter on which the shareholders of the Company shall be entitled to vote, and each holder of Common Stock shall be entitled to one vote for each share of Common Stock held by such holder.  The holders of Common Stock are not entitled to cumulative voting rights with respect to the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Dividends. Subject to the preferences and other rights of any class or series of Preferred Stock then outstanding, the Board of Directors of the Company may cause dividends to be paid to the holders of shares of Common Stock out of funds legally available for the payment of dividends by declaring an amount per share as a dividend.  When and as dividends are declared, whether payable in cash, in property or in shares of stock of the Company, the holders of Common Stock shall be entitled to share equally, share for share, in such dividends.

Conversion and Preemptive Rights. Holders of shares of Common Stock have no conversion, preemptive or similar rights, and there is no redemption or sinking fund applicable to the Common Stock.

Fully Paid. The issued and outstanding shares of Common Stock are fully paid and non-assessable.  This means the full purchase price for the outstanding shares of Common Stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares.

Liquidation Rights. Subject to the preferences and other rights of any class or series of Preferred Stock then outstanding, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of Common Stock shall be entitled, to share, ratably according to the number of shares of Common Stock held by them, in all remaining assets of the Company available for distribution to its shareholders, subject to any rights of the holders of Preferred Stock that the Company may issue in the future.

Listing.  Common Stock trades on the Nasdaq Global Select Market under the trading symbol "HWBK".

Provisions that May Have The Effect of Delaying, Deferring or Preventing a Change of Control of the Company

Some provisions in the Articles of Incorporation and Bylaws, incorporated herein by reference, may have the effect of delaying, deferring or preventing a change of control of the Company and could make the following more difficult:

•	acquisition of the Company by means of a tender offer,
•	acquisition of the Company by means of a proxy contest or otherwise, or
•	removal of the Company's incumbent officers and directors.

The provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids.  These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board of Directors.  The Company believes that the benefits of increased protection give it the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Staggered Three-Year Terms and Vacancies.  The Company's board of directors is divided into three classes, each of which contains approximately one-third of the number of directors. The shareholders elect one class of directors each year for a term of three years.  The classified board makes it more difficult and time consuming for a shareholder group to fully use its voting power to gain control of the board of directors without the consent of the incumbent board of directors of the Company.

The Articles of Incorporation provide that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, may be filled by a vote of a majority of the directors then in office.  The Articles of Incorporation provide that a director may be removed from the board of directors prior to the expiration of his or her term only for cause by a majority of the directors then in office or for cause or without cause upon the vote of two-thirds of the outstanding shares of voting stock. These provisions make it more difficult for shareholders to remove directors and replace them with their own nominees.

Advance Notice Requirement.  The Bylaws establish an advance notice procedure for shareholders to nominate directors or bring other business before an annual meeting of shareholders. A person may not be nominated for election as a director unless that person is nominated by or at the direction of the board of directors or by a shareholder who has given appropriate notice to the Company before the meeting. Similarly, a shareholder may not bring business before an annual meeting unless the shareholder has given the Company appropriate notice of its intention to bring that business before the meeting. The Company's Secretary must receive notice of the proposal not less than 60 days prior to the annual meeting and must receive notice of the nomination not less than 30 days prior to the annual meeting.  However, if the Company advances the annual meeting date by more than 30 days or delays by more than 60 days, written notice of the shareholder proposal or nomination must be delivered to the Secretary not later than 60 days prior to the annual meeting or 10 days of the date on which public announcement of the meeting is first made.

A shareholder who desires to raise new business must provide certain information to the Company concerning the nature of the new business, the shareholder and the shareholder's interest in the business matter. Similarly, a shareholder wishing to nominate any person for election as a director must provide the Company with certain information concerning the nominee and the proposing shareholder.

Advance notice of nominations or proposed business by shareholders gives the Company's board time to consider the qualifications of the proposed nominees or the merits of the proposals and, to the extent deemed necessary or desirable by the board, to inform shareholders and make recommendations about those matters.  The advance notice requirement does not give the Board of Directors any power to approve or disapprove shareholder director nominations or proposals but may have the effect of precluding the consideration of certain business at a meeting if the proper notice procedures are not followed.

Special Meetings of Shareholders.  The Articles of Incorporation provide that only the board of directors or the holders of two-thirds of all outstanding shares entitled to vote may call special meetings of the shareholders. At a special meeting, shareholders may consider only the business specified in the notice of meeting. This provision makes it more difficult for shareholders to force shareholder consideration of a proposal between annual meetings over the opposition of the Company's board of directors.

Authorized Blank Check Preferred.  As more fully described under the heading "Preferred Stock" above, the Board of Directors is expressly authorized to provide for the issuance of all or any shares of the Preferred Stock in one or more series, and to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of shares of each such series and the qualifications, limitations and restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such series.  The authorization of the Company's undesignated Preferred Stock makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.

Amendment of Articles of Incorporation and Bylaws.  The Bylaws may be amended or repealed with the approval of at least two-thirds of the outstanding shares entitled to vote or by resolution adopted by a majority of the full board of directors with the exception of any provision enacted by the shareholders which provides that the board may not amend or repeal such provision.  The Articles of Incorporation require the affirmative vote of at least two-thirds of the outstanding voting stock entitled to vote to amend or repeal certain provisions of the Articles of Incorporation, including the provisions relating to the number, terms and purchase of the common stock, the number and classification of directors, director and officer indemnification by the Company and amendment of the Bylaws and Articles of Incorporation. These supermajority voting requirements make it more difficult for the shareholders to amend these provisions of the Articles of Incorporation.

Indemnification of Directors and Officers; Limitation of Liability

The Articles of Incorporation and Bylaws provide that the Company shall indemnify its directors and officers and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by Missouri law.  These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

The Articles of Incorporation provides that no director or officer shall be personally liable to the Company or its shareholders for monetary damages on account of any action taken or omitted to be taken by such person as a director or officer of the Company if such person (a) exercised the same degree of care and skill as a prudent man would have exercised under the circumstances in the conduct of his own affairs, or (b) took or omitted to take such action in reliance upon advice of counsel for the Company, or upon statements made or information furnished by directors, officers, employees or agents of the Company, which such person had no reasonable grounds to disbelieve.

Missouri Control Share Acquisition Statute

The Company has not included an "op-out" provision in the Articles of Incorporation and therefore is subject to the Missouri control share acquisition statute (Mo. Rev. Stat. Section 351.407), which is designed to assist a company in defending itself against a hostile takeover attempt.

The statute provides that a person holding 20% or more of the outstanding shares of common stock may not vote any additional stock acquired unless the acquisition is approved by the shareholders.  The statute specifically applies to newly-acquired shares which, when added to all other shares of the Company owned or controlled by the acquiring person, would enable the acquiring person to exercise voting control within any one of three ranges: (a) one-fifth to one-third; (b) one-third to a majority; or (c) a majority or more.  The statute is triggered each time a person acquires ownership or voting control of shares which would result in such person's voting power reaching one of the specified levels.

The newly-acquired shares would have voting rights only to the extent approved by a resolution of shareholders.  The voting rights must be approved by both (a) a majority of the outstanding voting stock, and (b) the affirmative vote of a majority of the outstanding voting stock after excluding shares owned by the acquiring person, shares owned by directors who are also employees of the Company and shares owned by officers of the Company.  Shareholders are given dissenters' rights, if they vote against a share acquisition, and may receive the fair value of their shares if voting rights are approved for the acquired shares.

Missouri Business Combination Statute

The Company has not included an "op-out" provision in its Articles of Incorporation and therefore is subject to the Missouri Business Combination statute (Mo. Rev. Stat. Section 351.459).  The statute prohibits the Company from engaging in any business combination with any "interested shareholder" for a period of five years following the date upon which the shareholder first became an "interested shareholder" unless the business combination is approved by the board of directors.  An "interested shareholder" is defined as any person who is the beneficial owner of 20% or more of the Company's outstanding voting stock.  Under certain circumstances, this provision may make it more difficult for a person who would be an "interested shareholder" to effect various business combinations with the Company.  This provision may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors.

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